January 11, 2018	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

VIA EMAIL

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Office of Real Estate and Commodities

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	GraniteShares Platinum Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-221325
CIK No. 0001690842

Dear Ms. Gowetski:

On behalf of GraniteShares Platinum Trust (the “Trust”), we are filing herewith Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 for the Trust that was filed November 3, 2017.

GraniteShares LLC, the sponsor of the Trust, has provided responses on behalf of the Trust to all Staff comments, which we have been informed by the Staff have been fully resolved. The Registrant released the Draft Registration Statement filed September 8, 2017 so that it has been publicly available on the Securities and Exchange Commission’s EDGAR website for at least 15 days prior to the expected effective date of the Registration Statement. The Amendment is being filed for the purpose of finalizing disclosure in the prospectus and filing all required exhibits, including final versions of all agreements where necessary, opinions and consents.

After you have had an opportunity to review the filing, and if you have no further comments, we will file an acceleration request pursuant to Rule 461 under the Securities Act of 1933. As discussed, the sponsor of the Trust would like us to seek acceleration of the Registration Statement on January 16, 2018, or as soon as practicable thereafter.

Please call me at (212) 407-7715 or Luisa Lewis at (212) 407-7795 if you have questions or comments.

Ms. Jennifer Gowetski

January 11, 2018

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder*

WTC/hec

Attachment

cc:	Paul Cline Robert Telewicz Stacie Gorman William Rhind Benoit Autier Luisa Lewis